April 4, 1998

VIA ELINK

Ms. Kim Do
Securities and Exchange Commission

     Re:     Strategic Information Management Incorporated
             File No. 01-23875
Dear Ms. Do:

We represent Strategic Information Management Incorporated ("SIMI"). On March 17, 1998 SIMI submitted a Form 10-SB through EDGAR to the Securities Exchange Commission. Please be advised that SIMI hereby withdraws its Form 10-SB at this time.

Please call me if you have any questions regarding this matter.

Very truly yours,

RICHARD I. ANSLOW & ASSOCIATES


By: /s/  Richard I. Anslow
   ---------------------------
         RICHARD I. ANSLOW

RIA/tp